UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 8-K

CURRENT REPORT

_____________________

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2017 (May 16, 2017)

GP INVESTMENTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

GP Investments Acquisition Corp. (“GPIAC”), a blank check company incorporated in the Cayman Islands, was formed for the purpose of effecting a business combination with one or more businesses. As previously announced, on May 16, 2017, GPIAC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GPIAC (“Merger Sub”), Rimini Street, Inc., a Nevada corporation (“Rimini Street”), and the Holder Representative named therein. Rimini Street is a leading independent provider of third-party enterprise maintenance support. Rimini Street is a multinational company utilizing a subscription-based support model.

The Merger Agreement provides that, among other things and in accordance with the terms and subject to the conditions thereof, at the closing Merger Sub will merge with and into the Rimini Street (the “First Merger”) with Rimini Street continuing as the surviving corporation and a wholly-owned subsidiary of GPIAC. The surviving corporation of the First Merger will then merge with and into GPIAC (the “Second Merger” and, together with the First Merger, the “Mergers”). Prior to the First Merger, GPIAC shall domesticate as a Delaware corporation. It is also anticipated that in connection with the Mergers, GPIAC will change its name to “Rimini Street, Inc.” and its NASDAQ listing symbol to “RMNI.”

Pursuant to the Merger Agreement, the aggregate purchase price is $775,000,000, as adjusted in accordance with the terms of the Merger Agreement (the “Merger Consideration”). At the closing GPIAC will pay the Merger Consideration in newly issued shares of GPIAC common stock based on a per share issue price of $10.00 per share.

The consummation of the Mergers is subject to, among other things, a closing condition requiring a minimum of $50,000,000 of available cash, which is anticipated to be funded from cash available in the GPIAC trust account (after satisfying any shareholder redemptions and excluding certain deferred underwriting commissions and other fees) and, as needed, backstop equity financing from GPIC, Ltd. (the “Sponsor”) of up to $35,000,000 as described below, and other potential third-party equity financing (collectively, “GPIAC Available Cash”). Assuming such closing condition is satisfied (and the satisfaction or waiver of the other closing conditions described below), GPIAC intends to use the GPIAC Available Cash to fund unpaid transaction expenses incurred in connection with the Mergers and the other transactions contemplated by the Merger Agreement, to pay down certain of Rimini Street’s indebtedness and to deposit any remaining GPIAC Available Cash for the benefit of the combined company’s balance sheet.

At the effective time of the First Merger (the “First Effective Time”), each issued and outstanding share of Rimini Street’s (a) Class A Common Stock, (b) Class B Common Stock, (c) Series A Preferred Stock on an as-converted basis, (d) Series B Preferred Stock on an as-converted basis and (e) Series C Preferred Stock on an as converted basis (other than, in each case, such shares, if any, (i) held in the treasury of Rimini Street, which treasury shares shall be canceled as part of the Merger and (ii) shares that are held by stockholders who have perfected and not withdrawn a demand for appraisal rights) will automatically be cancelled and converted into the right to receive the applicable portion of the Merger Consideration in accordance with the Merger Agreement. Each option to purchase a share of Rimini Street’s common stock granted under an incentive plan that is outstanding at the First Effective Time will be converted into an option relating to shares of the combined company upon the same terms and conditions as are in effect with respect to such option immediately prior to the First Effective Time. Rimini Street will take commercially reasonable actions so that any option held by a former employee or former service provider to Rimini Street is exercised or cancelled prior to the First Effective Time and, to the extent not exercised or cancelled, such option will be converted into the right to receive a cash payment equal to the product of (a) the excess of $10 over the per-share exercise and (b) the number of shares of the Rimini Street’s common stock subject to the vested portion of such option. Certain holders of warrants to purchase shares of Rimini Street’s capital stock have entered into a Warrant Consent and Conversion Agreement, pursuant to which each such warrant will be converted into a warrant relating to shares of the combined company. All other warrants to purchase shares of Rimini Street’s capital stock, with an exercise price less than the value of Merger Consideration per fully diluted share, will be converted into shares of the applicable class of Rimini Street capital stock immediately prior to the First Merger, all pursuant to a Conversion Agreement to be agreed with the holders of such warrants.

In connection with the Merger Agreement, GPIAC has entered into an equity commitment letter, dated May 16, 2017, with Sponsor, pursuant to which, among other things, Sponsor will (in certain circumstances) provide backstop equity financing by means of purchasing newly issued shares of GPIAC common stock based on a per share issue price of $10.00 per share in an aggregate amount of up to $35,000,000 (the “Backstop Equity Commitment”).

The Board of Directors of GPIAC has unanimously (i) approved and declared advisable the Merger Agreement and the Mergers and (ii) resolved to recommend approval of this Agreement and other related matters by the shareholders of GPIAC.

Pursuant to its Amended and Restated Memorandum and Articles of Association and in accordance with the terms and subject to the conditions of the Merger Agreement, GPIAC will provide certain of its shareholders with the opportunity to redeem, contemporaneously with a vote on the Mergers, their GPIAC common shares for cash equal to their pro rata share of the GPIAC trust account.

The closing of the Mergers is subject to certain closing conditions, including, among others, (1) approval of GPIAC’s shareholders at GPIAC’s extraordinary general meeting of shareholders scheduled for May 23, 2017, of the proposals set forth in GPIAC’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 24, 2017 (the “GPIAC Extension Approval”), (2) adoption by GPIAC’s shareholders of the Merger Agreement and approval of certain related matters, including the change in GPIAC’s jurisdiction of incorporation to Delaware and adoption of new governing documents and certain governance and other matters in connection therewith, issuance of shares of GPIAC common stock in connection with the Mergers, and certain approvals required by the rules of the Nasdaq Capital Market (“NASDAQ”), (3) adoption by Rimini Street’s stockholders of the Merger Agreement and approval of the Mergers, (4) effectiveness of a registration statement on Form S-4 registering the shares of GPIAC common stock to be issued to Rimini Street’s stockholders pursuant to the Merger, (5) approval for the listing of such shares on NASDAQ, (6) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (7) a minimum of $50,000,000 of GPIAC Available Cash, (8) following any redemptions of GPIAC common shares by its shareholders, the cash available in GPIAC’s trust account shall not be less than $5,000,001 (in each case, after giving effect to payments in respect of any redemptions) and (9) appointment of certain directors to GPIAC’s Board of Directors in accordance with the terms and subject to the conditions of the Merger Agreement.

GPIAC has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to (1) make required HSR filings and to use its reasonable best efforts to obtain expiration or termination of the waiting period under HSR, (2) prepare and submit a listing application to NASDAQ and take other related actions required to list the common shares of GPIAC to be issued in connection with the Merger, (3) subject to certain conditions, appoint certain directors to the GPIAC board of directors, with such appointment to take effect as of the First Effective Time.

Rimini Street has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to (1) conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and (2) to use its reasonable best efforts to obtain expiration or termination of the waiting period under HSR.

The Merger Agreement contains customary non-solicitation restrictions prohibiting (1) Rimini Street and its subsidiaries from initiating, soliciting or otherwise encouraging an Acquisition Proposal (as defined in the Merger Agreement) or conducting discussions or negotiations or entering into a definitive agreement in connection therewith and (2) GPIAC from making any proposal or offer that constitutes a Business Combination Proposal (as defined in the Merger Agreement) or initiating discussions or negotiations or entering into a definitive agreement in connection therewith, provided, that subject to certain conditions, GPIAC may take certain actions related to an Acquiror Acquisition Proposal (as defined in the Merger Agreement).

The Merger Agreement may be terminated at any time prior to the consummation of the Merger (whether before or after the required GPIAC stockholder votes have been obtained) by mutual written consent of GPIAC and Rimini Street, by either Rimini Street or GPIAC upon the failure to obtain the GPIAC Extension Approval (as defined in the Merger Agreement) and, in certain other limited circumstances, including if the Merger has not been consummated by August 31, 2017, subject to extension until November 17, 2017 in certain circumstances.

On May 16, 2017, following execution and delivery of the Merger Agreement and in connection with the transactions contemplated by the Merger Agreement, certain of Rimini Street’s stockholders have entered into transaction support and voting agreements with GPIAC, pursuant to which, among other things, such stockholders have, among other things, agreed to vote their shares of Rimini Street Class A Common Stock, Rimini Street Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in favor of adoption of the Merger Agreement and the approval of the Mergers at the meeting of the Rimini Street stockholders held for such purpose. Assuming the performance in accordance with the terms of such transaction support and voting agreements by each of the Rimini Street stockholders named therein, Rimini Street will obtain the relevant approvals of its stockholders in connection with the Mergers and the other transactions contemplated by the Merger Agreement. Also on May 16, 2017, in connection with the transactions contemplated by the Merger Agreement, GPIAC, LLC has entered into a transaction support and voting agreement, pursuant to which, among other things, GPIAC, LLC has agreed to vote its shares of GPIAC common stock in favor of the transactions at the extraordinary general meeting of GPIAC’s shareholders to be held in connection with the transactions contemplated by the Merger Agreement.

In connection with the transactions contemplated by the Merger Agreement, certain of Rimini Street’s stockholders (the “Specified Stockholders”) have executed a letter agreement, dated as of May 16, 2017, pursuant to which, among other things, such Specified Stockholders have agreed to certain restrictions regarding the transfer of the shares of GPIAC common stock received by such Specified Stockholders in connection with the Mergers.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about GPIAC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the GPIAC’s public disclosures.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between GPIAC and Rimini Street, including the expected transaction structure and post-closing management. These statements are based on the current expectations of GPIAC and Rimini Street management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding GPIAC’s and Rimini Street’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, failure to achieve the necessary shareholder approval for the proposed extension of the date by which GPIAC must consummate an initial business combination; changes in the business environment in which GPIAC and Rimini Street operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Rimini Street operates; adverse litigation developments; inability to refinance existing debt on favorable terms; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of GPIAC’s or Rimini Street’s management team; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of GPIAC and/or the stockholders of Rimini Street for the transaction is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of GPIAC and Rimini Street; uncertainty as to the long-term value of GPIAC common stock; the inability to realize the expected amount and timing of cost savings and operating synergies; those discussed in GPIAC’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” as updated from time to time by GPIAC’s Quarterly Reports on Form 10-Q and other documents of GPIAC on file with the Securities and Exchange Commission (“SEC”) or in the joint proxy statement/prospectus that will be filed with the SEC by GPIAC. There may be additional risks that neither GPIAC nor Rimini Street presently know or that GPIAC and Rimini Street currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide GPIAC’s and Rimini Street’s expectations, plans or forecasts of future events and views as of the date of this communication. GPIAC and Rimini Street anticipate that subsequent events and developments will cause GPIAC’s and Rimini Street’s assessments to change. However, while GPIAC and Rimini Street may elect to update these forward-looking statements at some point in the future, GPIAC and Rimini Street specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GPIAC’s and Rimini Street’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination between Rimini Street and GPIAC or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the proposed extension of the date by which GPIAC must consummate an initial business combination, GPIAC filed with the SEC a definitive proxy statement, dated April 24, 2017 and first mailed to shareholders on or about such date (the “Extension Proxy Statement”).

In connection with the transactions referred to in this communication, GPIAC expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement of GPIAC and Rimini Street that also constitutes a preliminary prospectus of GPIAC. After the registration statement is declared effective GPIAC and Rimini Street will mail a definitive joint proxy statement/prospectus to stockholders of GPIAC and stockholders of Rimini Street.

This communication is not a substitute for the Extension Proxy Statement, the joint proxy statement/prospectus or registration statement or for any other document that GPIAC may file with the SEC and send to GPIAC’s stockholders and/or Rimini Street’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXTENSION PROXY STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Extension Proxy Statement, the joint proxy statement/prospectus (when available) and other documents filed with the SEC by GPIAC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by GPIAC are available free of charge by contacting GPIAC at 150 E. 52nd Street, Suite 5003, New York, New York 10022, Attn: Investor Relations.

Participants in the Solicitation

GPIAC and its directors and executive officers and other persons may be may be considered participants in the solicitation of proxies with respect to the proposed extension of the date by which GPIAC must consummate an initial business combination under the rules of the SEC. GPIAC and Rimini Street and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of GPIAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Extension Proxy Statement and also will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of the GPIAC’s common stock that may be issued in connection with the Backstop Equity Commitment will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 16, 2017, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., Rimini Street, Inc. and the Holder Representative named therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GP Investments Acquisition Corp.

Date: May 17, 2017	By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 16, 2017, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., Rimini Street, Inc. and the Holder Representative named therein.